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                                    FORM 8-B

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

 FILED PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         First Equity Properties, Inc.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
             (Exact name of registrant as specified in its charter)


                  Nevada                                   95-6799846
 . . . . . . . . . . . . . . . . . . . . .          . . . . . . . . . . . .
     (State or other Jurisdiction of                    (I.R.S. Employer
      incorporation or organization)                  Identification No.)



10670 N. Central Expressway, Suite 501, Dallas, Texas             75231
 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     . . . . . . .
       (Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                  Name of each exchange on which
    to be registered                    each class is to be registered

          None
 . . . . . . . . . . . .              . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . .              . . . . . . . . . . . . . . . . . .


Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Stock, Par Value $0.01 per share
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Title of class)



 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Title of class)
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ITEM 1.  GENERAL INFORMATION.

         First Equity Properties, Inc. was incorporated by the filing of Articles of Incorporation in the State of Nevada on December 19, 1996. Its fiscal year ends on December 31 of each year.

ITEM 2.  TRANSACTION OF SUCCESSION.

         Wespac Investors Trust III ("Wespac" or the "Trust"), a California real estate investment trust had its shares of beneficial interest, no par value, registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and made its last filing with the Securities and Exchange Commission (the "Commission") as a Form 10-K for the fiscal year ended December 31, 1987.
Since April 1988, Wespac has been the subject of two filings for protection under Chapter 11 of the United States Bankruptcy Code, one filed April 13, 1988 (the "1988 Reorganization") which resulted in a plan of reorganization approved and confirmed by the court on March 29, 1989 with certain amendments, and which was closed by the court on August 21, 1992 and a filing made January 27, 1994 in the case styled In re: Wespac Investors Trust III, Case No. 94-00228-K11, in the United States Bankruptcy Court for the Eastern District of Washington (the "1994 Reorganization"). A plan of reorganization dated March 22, 1996 (as modified) was confirmed by Order Confirming Plan of Reorganization dated May 15, 1996, entered May 20, 1996, as amended by order entered October 29, 1996 approving First Modification to Plan of Reorganization (the "Modified Plan"). Pursuant to the Modified Plan, there was distributed to the shareholders of Wespac a proposal to convert Wespac from a California business trust into a Nevada corporation through the "Incorporation Procedure" described therein coupled with a change of the name of the resulting entity. Such proposal was distributed to the shareholders of Wespac who, by November 29, 1996, approved the proposal by a vote in excess of 84% in favor. The Incorporation Procedure was implemented and resulted in the transaction of succession which created First Equity Properties, Inc. as the ultimate successor-in-interest to Wespac with each of the shareholders of Wespac prior to the commencement of the Incorporation Procedure becoming shareholders of First Equity Properties, Inc. on a one-for-one exchange basis. The Court issued its final decree on February 11, 1997 which closed the 1994 Reorganization.

         A simplified explanation of the "Incorporation Procedure" is Wespac was incorporated in California pursuant to Section 200.5 of the California Corporation Code under the name Wespac Property Corporation on December 16, 1996 (the "California Corporation") and the California Corporation (as the immediate successor to Wespac) was then merged with and into a wholly-owned Nevada subsidiary corporation (the "Merger") named First Equity Properties, Inc. on December 24, 1996 with the Nevada Corporation being the survivor to such Merger. The Board of Trustees of Wespac caused the Nevada Corporation to be organized in Nevada under the name First Equity Properties, Inc. by the filing on December 19, 1996 of Articles of Incorporation. Prior to the Merger, such Nevada Corporation had no significant business, assets or liabilities of any consequence and no operating history. Under Section 200.5 of the California Code,





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which governs the process of incorporating a business trust, following the approval of the affirmative vote of a majority of the outstanding shares of beneficial interest, such existing trust may the file articles of incorporation with a certificate attached, signed by certain officers of that trust stating that the incorporation of the association has been approved by the trustees and the required vote of shareholders and upon the filing of articles of incorporation pursuant to that section, the resulting California Corporation succeeded automatically to all the rights and properties of Wespac and became subject to all of Wespac's debts and liabilities in the same manner as if the California Corporation had itself incurred them. The three trustees of Wespac constituted the initial directors of the California Corporation and the Nevada Corporation and all rights of creditors and all liens upon property of Wespac were preserved unimpaired. Any action or proceeding pending by or against Wespac may continue to be prosecuted at judgment, which shall bind the California Corporation or the California Corporation may proceed against or be substituted in its place. Following the incorporation of Wespac into the California Corporation, the Merger was accomplished by Articles of Merger and a Plan of Merger filed in the States of California and Nevada on December 24, 1996. The surviving corporation (in this instance First Equity Properties, Inc., the Nevada Corporation) automatically, by operation of law, succeeded to all of the assets, rights, duties, liabilities and obligations of the California Corporation (as successor to Wespac) upon the effectiveness of the Merger on December 24, 1996. Pursuant to the Merger, each share of beneficial interest of Wespac issuable pursuant to the Modified Plan has been deemed converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share of First Equity Properties, Inc.

ITEM 3.  SECURITIES TO BE REGISTERED.

         First Equity Properties, Inc. is authorized by its Articles of Incorporation to issue up to 40,000,000 shares of Common Stock, par value $0.01 per share. Of such amount, as of February 14, 1997, there were 10,570,944 shares of Common Stock issued and outstanding and no shares were held by First Equity Properties, Inc. as treasury stock.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Outstanding Shares; Reservations

         First Equity Properties, Inc.'s authorized capital stock consists of 40,000,000 shares of Common Stock, par value $0.01 per share and 5,000,000 shares of Preferred Stock, par value $0.01 per share. The Board of Directors of First Equity Properties, Inc. (the "Company") has the authority to fix or establish by resolution the voting power, dividend rate, liquidation preference and rights and qualifications, limitations or restrictions of any class or series of Preferred Stock. As of February 14, 1997, no shares of Preferred Stock were issued and outstanding and no series of such Preferred Stock had been designated.





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General

         The Common Stock has no conversion, redemption, preemptive or subscription rights. The holders of Common Stock are entitled to share, pro rata, in accordance with the number of shares held by them, and such dividends as may be declared, from time to time, by the Board of Directors out of funds legally available therefor. Any such dividends are payable after all dividends, current and accrued, shall have been paid or declared and set apart for payment of any then outstanding shares of various series of Preferred Stock, to the extent that the Board of Directors shall have directed the dividends on such Preferred Stock shall be paid or declared and set apart for payment before payment or setting apart for payment of dividends on the Common Stock. All shares of Common Stock presently issued and outstanding are fully paid and nonassessable.

Rights of Liquidation

         Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive out of the assets of the Company, after the payment of all debts and liabilities and the amounts of preference, if any, for each outstanding share of Preferred Stock, all remaining assets of the Company, pro rata, in proportion to the number of shares of Common Stock held by them.

Voting Rights

         Each share of Common Stock is entitled to one vote for all purposes in all matters submitted to the stockholders. Cumulative voting in the election of directors is not authorized by the Articles of Incorporation by the Company. Similarly, there is no redemption rights, sinking fund provision or right of conversion with respect to the Common Stock and the holders of Common Stock do not have any preemptive rights to acquire additional shares of Common Stock.

Board of Directors

         The Articles of Incorporation of the Company sets the initial number of directors at three. The exact number of directors may be fixed or changed by the affirmative vote of a majority of the entire Board of Directors, from time to time, within the limits set by the Articles of Incorporation which are that the Board of Directors shall consist of not fewer than one nor more than 15 directors. Any vacancy on the Board of Directors may be filled by a vote of the majority of the directors then in office or by a sole remaining director. Directors are to be elected annually by a plurality of the votes at a meeting called for that purpose. However, under Article Eleventh of the Articles of Incorporation, each director of the Board may be removed only by the affirmative vote of the holders of not less than two-thirds of the outstanding stock then entitled to vote for the election of such director.





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         Article Seventeenth of the Articles of Incorporation (the "Bylaw
Amendment Provision") expressly authorizes the Nevada Corporation's Board of Directors to make, adopt, alter, amend, change or repeal the Nevada Corporation's Bylaws. The Bylaw Amendment Provision further states that the stockholders of First Equity Properties, Inc. may not make, adopt, alter, amend, change or repeal the Bylaws except upon the affirmative vote of the holders of not less than 66-2/3% of the outstanding stock then entitled to vote thereon. This super majority provision could enable the holders of only 34% of the Common Stock to prevent other holders of the Common Stock who do not approve of certain provisions of the Bylaws from amending or repealing such provisions. The provision would prevent a purchaser who acquires a majority of the shares of the Common Stock from adopting Bylaws that are not in the best interest of the minority stockholders or repealing Bylaws that are in such stockholders' interest. Article Seventeenth of the Articles of Incorporation also requires the affirmative vote of at least 66-23% of the voting Common Stock to alter, amend or repeal the Bylaw Amendment Provision and certain other provisions unless a majority of the members of the Board of Directors approves such alteration, amendment or repeal. Such "super majority" provisions may make it more difficult for stockholders to make changes in the Articles of Incorporation, including changes designed to enable holders of a majority of the Common Stock to obtain control over the corporation.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

         (b) Exhibits. The following are filed herewith as exhibits or incorporated by reference as indicated below:

  Exhibit
Designation                       Description of Exhibit
-----------                       ----------------------
    2.1      Plan of Reorganization (as modified) dated March 22, 1996
             (incorporation by reference is made by Exhibit 2.1 to Form 8-K of First Equity Properties, Inc. for event reported June 19,
             1996).

    2.2      First Amended Disclosure Statement (as modified) dated March 22,
             1996 (incorporation by reference is made to Exhibit 2.2 to Form
             8-K of First Equity Properties, Inc. for event reported June 19,
             1996).

    2.3      Order Confirming Plan of Reorganization dated May 15, 1996 entered
             May 20, 1996 (incorporation by reference is made to Exhibit 2.3 to Form 8-K of First Equity Properties, Inc. for event reported June
             19, 1996).





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this application for registration to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 1997                     FIRST EQUITY PROPERTIES, INC.


                                         By: /s/ F. TERRY SHUMATE
                                             ---------------------------------
                                             F. Terry Shumate,
                                             Secretary and Treasurer





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
  Exhibit
Designation                      Description of Exhibit
-----------                      ----------------------
    2.4      First Modification to Plan of Reorganization (as modified) dated
             October 29, 1996 (incorporation by reference is made to Exhibit
             2.4 to Form 8-K of First Equity Properties, Inc. for event reported June 19, 1996).

    2.5      Ex parte Order approving modification to Plan of Reorganization
             (as modified) entered October 29, 1996 (incorporation by reference is made to Exhibit 2.5 to Form 8-K of First Equity Properties,
             Inc. for event reported June 19, 1996).

    2.6      Certificate of the Substantial Consummation dated January 21, 1997
             (incorporation by reference is made to Exhibit 2.6 to Form 8-K of First Equity Properties, Inc. for event reported June 19, 1996).

    2.7      Final Decree issued by the Court on February 11, 1997
             (incorporation by reference is made to Exhibit 2.7 to Form 8-K of First Equity Properties, Inc. for event reported June 19, 1996).

    3.1 Articles of Incorporation of Wespac Property Corporation as filed with and endorsed by the Secretary of State of California on December 16, 1996 (incorporation by reference is made to Exhibit
             3.1 to Form 8-K of First Equity Properties, Inc. for event reported June 19, 1996).

    3.2 Articles of Incorporation of First Equity Properties, Inc. filed with and approved by the Secretary of State of Nevada on December
             19, 1996 (incorporation by reference is made to Exhibit 3.2 to Form 8-K of First Equity Properties, Inc. for event reported June
             19, 1996).

    3.3      Bylaws of First Equity Properties, Inc. as adopted December 20,
             1996 (incorporation by reference is made to Exhibit 3.3 to Form
             8-K of First Equity Properties, Inc. for event reported June 19,
             1996).





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
  Exhibit
Designation                                    Description of Exhibit
-----------                                    ----------------------
    3.4                  Agreement and Plan of Merger of Wespac Property Corporation and
                         First Equity Properties, Inc. dated December 23, 1996
                         (incorporation by reference is made to Exhibit 3.4 to Form 8-K of
                         First Equity Properties, Inc. for event reported June 19, 1996).

    3.5                  Articles of Merger of Wespac Property Corporation into First
                         Equity Properties, Inc. as filed with and approved with the
                         Secretary of State in Nevada December 24, 1996 (incorporation by reference is made to Exhibit 3.5 to Form 8-K of First Equity
                         Properties, Inc. for event reported June 19, 1996).





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